SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For October 17, 2003




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

     1. A free English translation of a communication filed by the Company with the Chilean Superintendencia de Valores y Seguros on October 16, 2003.

                (free English translation of Spanish original)



                          Santiago, October 16, 2003

Mr. Alejandro Ferreiro Yazigi
Superintendency of Securities and Insurance
Personal Delivery

Ref.: COMMUNICATES ESSENTIAL FACT
Chilesat Corp S.A.
Registration in Securities Registry No. 0350

Dear Sir:

In view of the provisions in article 9 and paragraph two of article 10 of Law No. 18.045 and Section II of the General Regulation No. 30 of the
Superintendency of Securities and Insurance, being expressly authorized by Chilesat Corp's Directory, I hereby inform to said Superintendency the following, in the nature of essential fact:

At a Special Shareholders Meeting of the Company, held on September 24, 2003, the unanimity of the shareholders that attended said meeting agreed to an increase of capital through the issuance of 137,500,000 new shares, authorizing the Board to issue and place all of the shares representing the capital increase at a minimum of $120 (one hundred and twenty Chilean pesos) per share.

At a Board of Directors Meeting, held on October 15, 2003, the unanimity of the directors that attended said meeting agreed to issue all of the 137,500,000 new shares and to fix the placement price at $130 (one hundred and thirty Chilean pesos) per share.

Yours truly,



Alejandro Rojas Pinaud
Chief Executive Officer
Chilesat Corp S.A.



cc.: Santiago Stock Exchange
     Valparaiso Stock Exchange
     Electronic Stock Exchange

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  October 17, 2003